SOLARFUN REPORTS THIRD QUARTER 2009 RESULTS

SHANGHAI, China, November 18, 2009 --  Solarfun Power Holdings Co., Ltd. ( “Solarfun” or the “Company”) (NASDAQ: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (PV) cells and modules in China, today reported its unaudited financial results for the quarter ended September 30, 2009.

THIRD QUARTER 2009 RESULTS

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Total net revenues were RMB 986.8 million (US$144.6 million) in the third quarter of 2009, representing a decrease of 22.6% from RMB 1,274.8 million in the third quarter of 2008 and an increase of 15.5% from RMB 854.6 million in the second quarter of 2009.  The sequential increase was primarily related to higher shipment volumes reflecting improved industry demand.

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PV module shipments reached 102.6 MW in the third quarter of 2009, an increase from 41.8 MW in the third quarter of 2008 and from 64.3 MW in the second quarter of 2009.  The increase from the second quarter of 2009 was due to increases in both PV module shipments and PV module processing services.  PV module processing services represented approximately 40% of the total PV module shipments in the third quarter of 2009.  In the third quarter of 2009, excluding module processing, the Company recorded greater geographic diversity in its sales, with Germany accounting for 60% of the Company’s total PV module shipments, down from 83% in the previous quarter. The Czech Republic, a relatively new market for the Company, continued to grow to 9% of total shipments, and a rebound was seen in Portugal and Spain, representing 11% and 6% of total shipments, respectively. Australia, Italy and Korea combined for another 14% of total shipments.

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Average selling price, excluding module processing services, declined, as expected, to US$2.03 per watt in the third quarter of 2009 from US$2.66 per watt in the second quarter of 2009, primarily due to the decrease in the market prices of PV products.

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Gross profit was RMB 204.4 million (US$29.9 million) in the third quarter of 2009, compared to a gross profit of RMB 46.1 million in the third quarter of 2008 and a gross loss of RMB 53.0 million in the second quarter of 2009.  Gross margin was 20.7% in the third quarter of 2009, compared to negative 6.2% in the second quarter 2009.  No provision for pre-payments on supply agreements were made in the third quarter of 2009, compared to a provision of RMB 236.5 million in the second quarter of 2009.  Gross margin in the third quarter of 2009 reflected lower raw material costs primarily as a result of renegotiated supply agreements and increased spot market purchases.  Vertical integration to the ingot and wafer level also led to reduced costs from higher utilization and continued process improvements.

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Operating profit was RMB 129.4 million (US$19.0 million) in the third quarter of 2009, compared to an operating loss of RMB 25.9 million in the third quarter of 2008 and an operating loss of RMB 121.9 million in the second quarter of 2009.   The operating margin for the third quarter 2009 was 13.1%. The Company continued to maintain tight discipline on operating expenses, which as a percent of revenues should trend lower as revenues grow.

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Interest expense was RMB 40.8 million (US$6.0 million) in the third quarter of 2009, an increase from RMB 21.6 million in the third quarter of 2008, and an increase from RMB 36.1 million in the second quarter of 2009.

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Fair value of the conversion feature of the Company's convertible bonds increased by RMB 82.4 million (US$12.1 million) in the third quarter of 2009, due to a number of factors including changes in the Company's ADS prices during the third quarter of 2009. This line item has fluctuated, and is expected to continue to fluctuate quarter-to-quarter in line with standardized accounting practices, of which the Company has no control.

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Net income attributable to shareholders was RMB 136.6 million (US$ 20.0 million) in the third quarter of 2009, compared to a net loss of RMB 44.3 million in the third quarter of 2008 and a net loss of 319.9 million in the second quarter of 2009. Net income per basic ADS was RMB 2.53 (US$0.37) in the third quarter of 2009, compared to a net loss per basic ADS of RMB 0.86 in the third quarter of 2008 and a net loss per basic ADS of RMB 5.95 in the second quarter of 2009.

Peter Xie, President of Solarfun, commented, “We are extremely pleased with the continued progress achieved in the third quarter of 2009. Of particular note were quarterly shipment volumes exceeding 100 MW for the first time in the Company’s history, gross margins reaching 20%, and a return to profitability. We also improved our capital structure by reducing short-term bank borrowings and raising additional equity capital.”

FINANCIAL POSITION

As of September 30, 2009, the Company had cash and cash equivalents of RMB 793.2 million (US$116.2 million) and working capital of RMB 1,738.0 million (US$254.6 million). Total short-term bank borrowings as of September 30, 2009 were RMB 1,013.7 million (US$148.5 million), a decrease from RMB 1,394.0 million as of June 30, 2009.  The Company believes that cash on hand and additional undrawn bank credit lines provide adequate funds for near-term future growth.

Accounts receivable increased to RMB 707.2 million (US$103.6 million) as of September 30, 2009 from RMB 514.3 million as of June 30, 2009. This increase was primarily due to an increase in shipments as well as a large percentage of shipments occurring in the latter part of the third quarter of 2009.   Days sales outstanding increased from 38 days in the second quarter of 2009 to 56 days in the third quarter of 2009, primarily reflecting the prevailing credit terms for the current market environment.

Inventories increased to RMB 808.4 million (US$118.4 million) as of September 30, 2009 from RMB 695.7 million as of June 30, 2009, primarily because the Company anticipated a growth in PV module sales in the fourth quarter of 2009 and the first quarter of 2010.

Capital expenditures were RMB 28.7 million (US$4.2 million) in the third quarter of 2009.  The Company expanded its module capacity by 50 MW during the third quarter of 2009 to over 500 MW, and remains on track to further increase its module capacity to 700 MW in 2010.

EQUITY DISTRIBUTION AGREEMENT

Under the equity distribution agreement entered into with Morgan Stanley & Co. Incorporated on September 17, 2009, at the end of the third quarter of 2009, the Company sold 1,955,310 ADSs, raising US$12.5 million in gross proceeds, of which US$0.3 million was paid to Morgan Stanley & Co. Incorporated as manager for the sale.  As of November 18, 2009, the Company has raised a total of US$23.1 million in gross proceeds from the sale of 3,888,399ADSs, of which US$0.6 million was paid to Morgan Stanley & Co. Incorporated as manager for the sale. The Company has the option to recommence sales, subject to market conditions, after this earnings release under this existing agreement.

BUSINESS OUTLOOK

The Company provides the following guidance based on current operating trends and market conditions.

The Company expects for the fourth quarter of 2009:

•	Shipments to be approximately 110 MW, with module processing services accounting for about 20% of the total shipments.

•	Average selling prices to decline by approximately 5% from the previous quarter, in constant currency.

For the first quarter of 2010, the Company expects to see continuing good demand, with prices declining slightly from levels in the fourth quarter of 2009.

Peter Xie concluded by noting, “We expect to see a healthy demand environment in 2010.  The preliminary shipment target for 2010 is 500 MW.  We expect strong demand from Germany as project development is accelerated in response to expected feed-in-tariff reductions, from new markets like China and the United States, and as the general availability of funding for solar projects improves. We have made some important additions to our senior management team this past quarter and will continue to recruit critical talent in the near future. We will continue to drive product and process innovation, and reduce processing costs through increased scale, manufacturing efficiencies and technological advancements.”

CONFERENCE CALL

Management will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:

US Toll Free	1.866.700.6067
International Toll Free	1.617.213.8834
South China Toll Free North China Toll Free	10 800 130 0399 10 800 852 1490 10 800 152 1490
Participant Code SOLF

A live webcast of the conference call will be available on the investor relations section of the Company's website at: http://www.solarfun.com.cn. A replay of the webcast will be available for one month.

A telephone replay of the call will be available until November 26, 2009. The dial-in details for the replay are as follows:

US Toll Free	1.888.286.8010
International Toll	1.617.801.6888
Passcode	35962587

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	June 30	September 30	September 30
	2009	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	494,740	793,186	116,197
Restricted cash	260,749	131,537	19,269
Financial assets	5,062	-	-
Accounts receivable, net	514,328	707,235	103,606
Inventories, net	695,743	808,415	118,428
Advance to suppliers, net	877,909	827,880	121,281
Other current assets	376,277	283,043	41,464
Deferred tax assets	65,453	67,860	9,941
Amount due from related parties	24,435	42,590	6,239

Total current assets	3,314,696	3,661,746	536,425

Non-current assets
Fixed assets, net	1,616,596	1,604,885	235,107
Intangible assets, net	210,512	210,003	30,764
Goodwill	134,735	134,735	19,738
Deferred tax assets	6,920	7,660	1,122
Long-term deferred expenses	37,908	33,718	4,939

Total non-current assets	2,006,671	1,991,001	291,670

TOTAL ASSETS	5,321,367	5,652,747	828,095

LIABILITIES
Current liabilities
Financial liabilities	18,584	41,489	6,078
Short-term bank borrowings	1,394,014	1,013,738	148,507
Long-term bank borrowings, current portion	60,000	75,000	10,987
Accounts payable	268,971	392,625	57,517
Notes payable	107,610	159,195	23,321
Accrued expenses and other liabilities	136,131	178,340	26,126
Deferred revenue		-	-
Customer deposits	3,346	21,346	3,127
Deferred tax liability	709	-	-
Unrecognized tax benefit	28,199	28,467	4,170
Amount due to related parties	8,103	13,564	1,987

Total current liabilities	2,025,667	1,923,764	281,820

Non-current liabilities
Long-term bank borrowings, non-current portion	125,000	402,500	58,964
Convertible notes payable	642,925	573,441	84,006
Deferred tax liability	26,861	26,713	3,913

Total non-current liabilities	794,786	1,002,654	146,883

TOTAL LIABILITIES	2,820,453	2,926,418	428,703

Redeemable ordinary shares	32	32	5

EQUITY
Shareholders’ equity
Ordinary shares	214	220	32
Additional paid-in capital	2,164,186	2,252,642	329,999
Statutory reserves	49,589	57,163	8,374
Retained earnings	282,797	411,845	60,333

Total shareholders’ equity	2,496,786	2,721,870	398,738
Noncontrolling interest	4,096	4,427	649

TOTAL EQUITY	2,500,882	2,726,297	399,387

TOTAL LIABILITIES, MEZZAINNE EQUITY AND SHAREHOLDERS’ EQUITY	5,321,367	5,625,747	828,095

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	For the three months ended
	September 30	June 30	September 30	September 30
	2008	2009	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	US$
Net revenue
Photovoltaic modules	1,146,900	742,004	802,314	117,534
Photovoltaic cells	90,923	5,538	14,248	2,087
Others	37,025	107,068	170,236	24,939

Total net revenue	1,274,848	854,610	986,798	144,560

Cost of revenue
Photovoltaic modules	(1,015,456)	(741,664)	(579,927)	(84,956)
Photovoltaic cells	(83,053)	(18,529)	(12,386)	(1,814)
Others	(42,077)	(83,038)	(118,115)	(17,303)
Write down of inventories	(88,156)	(64,414)	(71,971)	(10,543)

Total cost of revenue	(1,228,742)	(907,645)	(782,399)	(114,616)

Gross profit / (losses)	46,106	(53,035)	204,399	29,944

Operating expenses
Selling expenses	(20,174)	(18,206)	(24,806)	(3,633)
G&A expenses	(46,057)	(47,002)	(42,888)	(6,283)
R&D expenses	(5,765)	(3,673)	(7,324)	(1,073)

Total operating expenses	(71,996)	(68,881)	(75,018)	(10,989)

Operating profit / (losses)	(25,890)	(121,916)	129,381	18,955

Interest expenses	(21,559)	(36,091)	(40,757)	(5,971)
Interest income	4,280	1,060	2,150	315
Exchange gain / (losses)	(30,001)	15,590	8,139	1,192
Gain / (losses) on change in fair value of derivative	32,782	(49,423)	(27,466)	(4,024)
Gain / (losses) on change in conversion feature fair value of convertible bond		(113,423)	82,357	12,065
Other income	3,996	276	1,212	178
Other expenses	(3,896)	(4,302)	(1,903)	(279)
Government grant	221	1,797	1,957	287

Net income / (losses) before income tax	(40,067)	(306,432)	155,070	22,718

Income tax benefit / (expenses)	1,224	(13,475)	(18,117)	(2,654)

Net income / (losses)	(38,843)	(319,907)	136,953	20,064

Net income / (losses) attributable to noncontrolling interest	5,463	(2)	331	48

Net income / (losses) attributable to shareholders	(44,306)	(319,905)	136,622	20,016

Net income / (losses) per share
Basic	(0.17)	(1.19)	0.51	0.07
Diluted	(0.17)	(1.19)	0.51	0.07

Shares used in computation
Basic	258,503,644	268,981,409	270,304,495	270,304,495
Diluted	258,503,644	268,981,409	270,503,158	270,503,158

Net income / (losses) per ADS
Basic	(0.86)	(5.95)	2.53	0.37
Diluted	(0.86)	(5.95)	2.53	0.37

ADSs used in computation
Basic	51,700,729	53,796,282	54,060,899	54,060,899
Diluted	51,700,729	53,796,282	54,100,632	54,100,632

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on From F-3 (Registration No. 333-152005) filed on July 14, 2008.

FOREIGN CURRENCY CONVERSION

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board as of September 30, 2009, which was RMB 6.8262 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2009, or at any other date. The percentages stated in this press release are calculated based on Renminbi amounts.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include fourth quarter and full-year 2009 and first quarter and full-year 2010 estimates for net revenue, PV product shipments, raw materials and product prices, PV cell production capacity and gross margins.  Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  Solarfun disclaims any obligation to update or correct any forward-looking statements.

About Solarfun

Solarfun Power Holdings Co., Ltd. manufactures ingots, PV cells and PV modules, and provides PV module processing services to convert PV cells into PV modules. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to meet TUV and UL safety and quality standards.    SOLF-G

For further information, contact:

Solarfun Power Holdings Co., Ltd.
Paul Combs
V.P. Strategic Planning
26F BM Tower
218 Wusong Road
Shanghai, 200080
P. R. China
Tel:  86-21-26022833 / Mobile:  86 138 1612 2768
E-mail: IR@solarfun.com.cn

Christensen
Kathy Li
Tel:  480 614 3036
E-mail:  kli@ChristensenIR.com

Roger Hu
Tel:  852 2117 0861
E-mail:  rhu@ChristensenIR.com

CONTACT:  Paul Combs, V.P. Strategic Planning of Solarfun Power Holdings Co., Ltd., 86-21-26022833, Mobile, 86 138 1612 2768, IR@solarfun.com.cn; or Kathy Li, 480 614 3036, kli@ChristensenIR.com, or Roger Hu, 852 2117 0861, rhu@ChristensenIR.com, both of Christensen, for Solarfun Power Holdings Co.